FORM 12b-25

                         NOTIFICATION OF LATE FILING
                        Commission File Number 0-9358
                              CUSIP 902416 10 6


                                 (Check One)

[X]Form 10-K  [  ]Form 20-F   [  ]Form 11-K   [  ]Form 10-Q  [  ]Form N-SAR
     For Period Ended:            June 30, 1997
                       -------------------------
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period
Ended:
      ---------------------------


Part I - Registrant Information
-------------------------------

     Full Name of Registrant       Tyrex Oil Company
     Former Name if Applicable          Not Applicable

            P.O. Box 2459, 777 N. Overland Trail, Suite 101
            -----------------------------------------------
            Address of Principal Office (Street and Number)

            Casper, Wyoming 82602
            ----------------------
            City, State and Zip Code



Part II - Rules 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative
--------------------

The Form 10K for Tyrex Oil Company for the six months ended June 30, 1997 cannot be filed by the due date of September 29, 1997. This form cannot be filed due to accounting work that needs to be completed with regard to the acquisition of Tyrex Oil Company by 3Si, and the production of the consolidated financial statements associated with this acquisition.

The Form 10K for Tyrex Oil Company will be filed before the fifteenth calendar day following the prescribed due date.

The accountant's statement required by Rule 12b-25(c) has been attached.



Part IV - Other Information
---------------------------

     (1) Name and telephone number of person to contact in regard to this notification

        Paul Kaufhold           303      741-9123
---------------------------------------------------------
(Name)                   (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes     [  ] No

     A reasonable estimate can not be made as the audits for Tyrex and 3SI are still being completed. The reverse triangular merger, accounted under the purchase method was a complicating factor. We have been in contact with the SEC to obtain official guidance regarding certain reporting practices. Our auditors are in the process of wrapping up research regarding treatment of certain costs, including merger costs and discontinued operations. Form 8-K including pro forma financial statements has been filed which address the issues of the merger and the sale of the oil & gas properties. The results of operations will reflect a significant change from Form 10-K filed for the fiscal year ended June 30, 1996 as a result of the merger, requiring consolidated financial statements and the sale of oil & gas properties, which will be reflected as discontinued operations. The final report will include consolidated financial statements, which are not complete at this date.

Tyrex Oil Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   9/26/97      By      /S/ Tom N. Richardson, President
     -------------     --------------------------------------
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JOHN M HANSON & COMPANY, P.C.
55 MADISON STREET, SUITE 555
DENVER, CO  80206-5422
303/388-1010



                   ACCOUNTANT'S STATEMENT TO BE
                     ATTACHED TO FORM 12-b-25




September 24, 1997


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549


Dear Sir:

We are the independent auditors for Tyrex Oil Company for the six months ended June 30, 1997. We believe that the form 10K for Tyrex Oil Company for that period cannot be filed by the due date of September 29, 1997.

This form cannot be filed due to remaining accounting work that needs to be completed with regard to the acquisition of Tyrex Oil Company by 3Si, and the production of the consolidated financial statements associated with this acquisition.

Very truly yours,

/S/ John M. Hanson & Company, P.C.

JOHN M. HANSON & COMPANY, P.C.


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